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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

We have a history of significant operating losses and expect these losses to continue in the future.

        We have experienced significant operating losses each year since our inception and expect these losses to continue for the foreseeable future. We had a net loss of approximately $34,017,000 for the fiscal year ended December 31, 2002, and, as of December 31, 2002, we had an accumulated net loss of approximately $125,775,000. The losses have resulted primarily from costs incurred in research and development, including our clinical trials, and from general and administrative costs associated with our operations. These costs have exceeded our revenues which to date have been generated principally from collaborations, government grants and sequencing services. We anticipate incurring additional losses this year and in future years and cannot predict when, if ever, we will achieve profitability. These losses may increase in the near future as we expand our research and development and clinical trial activities. In addition, our partners' product development efforts which utilize our genomic discoveries are at an early stage and, accordingly, we do not expect our losses to be substantially mitigated by revenues from milestone payments or royalties under those agreements for a number of years, if ever.

        Clinical trials are costly, time consuming and unpredictable, and we have limited experience conducting and managing necessary pre-clinical and clinical trials for our product candidates.

        Our lead product candidate, Ramoplanin, is in a Phase III clinical trial for the prevention of bloodstream infections caused by vancomycin-resistant enterococci, also known as VRE, and a Phase II clinical trial to assess the safety and efficacy of Ramoplanin to treat Clostridium difficile-associated diarrhea (CDAD). Prior clinical and pre-clinical trials for Ramoplanin were conducted by Biosearch Italia S.p.A. and its licensees, from whom we acquired our license to develop Ramoplanin. We may not be able to demonstrate the safety and efficacy of Ramoplanin or our other products to the satisfaction of the U.S. Food and Drug Administration, commonly referred to as the FDA, or other regulatory authorities. We may also be required to demonstrate that our proposed product represents an improved form of treatment over existing therapies and we may be unable to do so without conducting further clinical studies. Negative, inconclusive or inconsistent clinical trial results could prevent regulatory approval, increase the cost and timing of regulatory approval or require additional studies or a filing for a narrower indication.

        The speed with which we complete our clinical trials and our applications for marketing approval will depend on several factors, including the following:

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        .       the rate of patient enrollment, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

        . fluctuations in the infection rates for patients enrolled in our trials;

        .       compliance of patients and investigators with the protocol;

        . prior regulatory agency review and approval of our applications and procedures;

        . analysis of data obtained from pre-clinical and clinical activities which are susceptible to varying interpretations, which interpretations could delay, limit or prevent regulatory approval;

        . changes in the policies of regulatory authorities for drug approval during the period of product development; and

        . the availability of skilled and experienced staff to conduct and monitor clinical studies, to accurately collect data and to prepare the appropriate regulatory applications.

        In addition, the cost of human clinical trials varies dramatically based on a number of factors, including the order and timing of clinical indications pursued, the extent of development and financial support from alliance partners, the number of patients required for enrollment, the difficulty of obtaining clinical supplies of the product candidate, and the difficulty in obtaining sufficient patient populations and clinicians.

        We have limited experience in conducting and managing the pre-clinical and clinical trials necessary to obtain regulatory marketing approvals. We may not be able to obtain the approvals necessary to conduct clinical studies. Also, the results of our clinical trials may not be consistent with the results obtained in pre-clinical studies or the results obtained in later phases of clinical trials may not be consistent with those obtained in earlier phases. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing. If regulatory approval of a drug is granted, such approval is likely to limit the indicated uses for which it may be marketed. Furthermore, even if a product of ours gains regulatory approval, the product and the manufacturer of the product will be subject to continuing regulatory review. We may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered.

Use of genomic information to develop or commercialize products is unproven.

        The development of new drugs and the diagnosis of disease based on genomic information is unproven. Our business strategy is based on the assumption that

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identifying and characterizing genes and sequencing select human genes and the genomes of select pathogens may help scientists better understand complex disease processes and develop drugs to treat these diseases. There is limited understanding of the roles of genes in diseases. Few therapeutic vaccine or diagnostic products based on genomic information have been developed and commercialized. To date, no one has developed or commercialized any pharmaceutical, diagnostic or vaccine products based on our technologies. If we fail to identify genes useful for the discovery and development of such products, or if partners are unable to use the genomic information that we provide to them to develop such products, our current and potential customers may lose confidence in our products or their value for drug discovery, and our business may suffer as a result.

        We rely heavily upon existing and prospective alliance partners and licensees as a source of revenue for our operations and as a means of developing and commercializing our products.

        Our strategy for developing and commercializing therapeutic, vaccine and diagnostic products depends, in part, on strategic alliances and licensing arrangements with pharmaceutical and biotechnology partners. We currently have alliances with AstraZeneca, Amgen, bioMerieux, Schering-Plough and Wyeth-Ayerst. We have received a substantial portion of our revenue from these alliances, and we expect to continue to do so. Under these arrangements, we are entitled to receive payments and royalties based on the achievement by us and our partners of certain development milestones and the successful development of products arising from the collaborations. Although we have achieved many of the scientific milestones under our agreements, we cannot assure you that we will continue these achievements in the future or that milestones dependent on our partners' development and commercialization activities will be attained.

        In addition, we cannot assure that we will maintain our current collaborations or establish additional collaborations. Competition among genomics companies for collaborations with pharmaceutical companies is intense. This competition is enhanced by the trend towards consolidation among large pharmaceutical companies. Consequently, we cannot be sure that we will be able to enter into new collaborations or maintain our existing ones, and any new or renewed collaborations may be on terms less favorable to us than past collaborations. Our failure to maintain existing collaborations or to enter into additional collaborations would have a material adverse effect on our business. In particular, if funding from partners were to become unavailable or were to be reduced, we would need to devote additional internal resources to our research programs or possibly scale back or terminate some programs.

        If our partners develop products using our genomic information, we will rely on these partners for product development, regulatory approval, manufacturing and marketing of those products before we can receive some of the milestone payments, royalties and other payments to which we may be entitled under the terms of some of our alliance agreements. Our agreements with our partners typically allow the partners significant discretion in electing whether to pursue any of these activities. We cannot control the amount and timing of resources our partners may devote to our programs or

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potential products. As a result, we cannot assure that our partners will perform their obligations as expected. In addition, if a partner is involved in a business combination, such as a merger or acquisition, or changes its business focus, its performance under our agreement may suffer and, as a result, we may not generate any revenues from the royalty, milestone and similar payment provisions of our collaboration agreement with that partner.

        Development of therapeutic, diagnostic and vaccine products based on our discoveries will be subject to the high risks of failure inherent in the development or commercialization of health care products. These risks include the possibility that any such products will be found to be toxic, be found to be ineffective, fail to receive necessary regulatory approvals, be difficult or impossible to manufacture on a large scale, be uneconomical to market, fail to be developed prior to the successful marketing of similar products by competitors or infringe on proprietary rights of third parties.

        Our strategy includes entering into multiple, concurrent alliances. We cannot assure that we will be able to manage multiple alliances successfully. The risks we face in managing multiple alliances include maintaining confidentiality among partners, avoiding conflicts between partners and avoiding conflicts between us and our partners. If we fail to manage our alliances effectively, or if any of the problems described above arise, one or more of the following could occur which could have a material adverse effect on our business:

        .       use of significant resources to resolve conflicts,

        .       delay in research effects,

        .       legal claims involving significant time,

        .       expense,

        .       loss of reputation,

        . termination of one or more alliances, or loss of capital and loss of revenues.

        We expect to raise additional funds in the future.

        We believe that our existing cash and marketable securities together with borrowings under equipment financing arrangements and anticipated cash flow from operations will be sufficient to support our current plans for approximately eighteen months. However, we expect to raise additional capital, subject to market conditions and strategic considerations over the course of the next 12 months. In particular, we will need additional funds to increase our research and development activities and fund our clinical trials. We may seek funding through additional public or private equity offerings, debt financings or agreements with customers. If we raise additional capital by issuing equity or convertible debt securities, the issuances may dilute share ownership of existing investors and future investors may be granted rights superior to those of current shareholders. Additional financing may not be available when needed, or, if available,

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may not be available on favorable terms. If we cannot obtain adequate financing on acceptable terms when such financing is required, our business will be adversely affected.

        We have issued $15 million of convertible notes due December 31, 2004, which contain restrictive covenants, including covenants that can cause early repayment of the Notes.

        On March 5, 2002, we issued convertible notes, bearing interest at 6% per annum, to two institutional investors in the aggregate principal amount of $15 million. The notes are due on December 31, 2004, but if at any time on or after December 31, 2003, we maintain a net cash balance (i.e., cash and cash equivalents less obligations for borrowed money bearing interest) of less than $35 million, then the holders of the notes can require that all or any part of the outstanding principal balance of the notes plus all accrued but unpaid interest be repaid. If we have to repay the notes early, our cash position and ability to execute our business plan could be adversely affected. The notes also contain provisions limiting our ability to incur debt that is senior to the notes, with an exception for certain equipment financing, and provisions that can cause the payment of a premium to the holders of the notes on a change of control transaction.

        The notes are convertible into our common stock at a price of $8 per share (subject to anti-dilution and other adjustments). As part of the transaction, the purchasers also received warrants to purchase up to 487,500 shares of our common stock at an exercise price of $8.00 per share (subject to anti-dilution and other adjustments), which become exercisable to the extent the notes are converted or if certain other redemptions or repayments of the notes occur. The shares underlying the notes and the warrants will be registered for re-sale and if the notes are converted and the warrants exercised, these shares could be sold into the market creating dilution of the ownership of our shareholders at that time.

        We will need to develop marketing and sales capabilities to successfully commercialize our product candidates.

        Because we have only recently acquired a license to develop our first product candidate, we currently have no marketing or sales experience. We will need to develop a marketing and sales staff to successfully commercialize our product candidates, including Ramoplanin. The development of marketing and sales capabilities will require significant expenditures, management resources and time. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenues, or our marketing and sales efforts may be unsuccessful. Failure to successfully establish sales and marketing capabilities in a timely manner or find suitable sales and marketing partners may materially adversely affect our business and results of operation. Even if we are able to develop a sales force or find a suitable marketing partner, our products may not be accepted by health care providers or consumers.

        Health care insurers and other payers may not pay for our products or may impose limits on reimbursement.

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        Our ability to commercialize Ramoplanin and our future products will depend, in part, on the extent to which reimbursement for such products will be available from third-party payers, such as Medicare, Medicaid, health maintenance organizations, health insurers and other public and private payers. If we succeed in bringing Ramoplanin or other products in the future to market, we cannot assure you that third-party payers will pay for Ramoplanin or other products or will establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. If adequate coverage and reimbursement levels are not provided by government and private payers for use of our products, our products may fail to achieve market acceptance and our results of operations may be materially adversely affected.

        Many health maintenance organizations and other third-party payers use formularies, or lists of drugs for which coverage is provided under a health care benefit plan, to control the costs of prescription drugs. Each payer that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and sometimes the cost of the drug in comparison to alternative products. We cannot assure you that Ramoplanin or any of our future products will be added to payer's formularies, whether our products will have preferred status to alternative therapies, nor whether the formulary decisions will be conducted in a timely manner. We may also decide to enter into discount or formulary fee arrangements with payers, which could result in us receiving lower or discounted prices for Ramoplanin or future products.

        We currently depend and will in the future depend on third parties to manufacture our product candidates, including Ramoplanin.

        We do not have the internal capability to manufacture commercial quantities of pharmaceutical products under the FDA's current Good Manufacturing Practices. We have entered into an agreement with Biosearch (which merged with Versicor Inc. in March 2003 and subsequently changed its name to Vicuron Pharmaceuticals Inc.) for the manufacture of Ramoplanin and expect to enter into similar agreements with third parties for the manufacture of future product candidates. We cannot be certain that Vicuron or future manufacturers will be able to deliver commercial quantities of product candidates to us or that such deliveries will be made on a timely basis. If we are required to find additional or alternative sources of supply for Ramoplanin or other future product candidates, we may face additional cost and delay in product development and commercialization. We may not be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. Also, if we change the source or location of supply or modify the manufacturing process, regulatory authorities will require us to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that we had conducted.

        In addition, any contract manufacturers that we may use must adhere to the FDA's regulations on current Good Manufacturing Practices, which are enforced by the FDA through its facilities inspection program. These facilities are subject to periodic

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inspection by the FDA. The manufacture of products at these facilities will be subject to strict quality control testing and recordkeeping requirements.

        Moreover, while we may choose to manufacture products in the future, we have no experience in the manufacture of pharmaceutical products for clinical trials or commercial purposes. If we decide to manufacture products, we would be subject to the regulatory requirements described above. In addition, we would require substantial additional capital and would be subject to delays or difficulties encountered in manufacturing pharmaceutical products. No matter who manufactures the products, we will be subject to continuing obligations regarding the submission of safety reports and other post-market information.

Future acquisitions may absorb significant resources and may be unsuccessful.

        As part of our strategy, we may pursue acquisitions of businesses or assets, investments and other relationships and alliances. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, dilutive issuances of equity securities, and expenses that could have a material adverse effect on our financial condition and results of operations. For example, to the extent that we elect to pay the purchase price for such acquisitions in shares of our stock, the issuance of additional shares of our stock will be dilutive to our stockholders. Acquisitions involve numerous other risks, including:

        . difficulties integrating acquired technologies and personnel into our business;

        .       diversion of management from daily operations;

        .       inability to obtain required financing on favorable terms;

        . entering new markets in which we have little or no previous experience;

        . potential loss of key employees or customers of acquired companies;

        . assumption of the liabilities and exposure to unforeseen liabilities of acquired companies; and

        .       amortization of the intangible assets of acquired companies.

        It may be difficult for us to complete these types of transactions quickly and to integrate the businesses efficiently into our current business. Any acquisitions or investments by us may ultimately have a negative impact on our business and financial condition.

The biopharmaceutical industry is intensely competitive and rapidly evolving.

        There is intense competition among entities in the biopharmaceutical field to develop and commercialize pharmaceutical and diagnostic products and services. We face competition in these areas from pharmaceutical, biotechnology, diagnostic and

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genomics companies. Many of our competitors have substantially greater capital resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than us. Furthermore, many of our competitors are more experienced than we are in drug discovery, development and commercialization, and obtaining regulatory approvals. As a result, our competitors may discover, develop and commercialize pharmaceutical products or services before us. In addition, our competitors may discover, develop and commercialize products or services that are more effective than, or otherwise render non-competitive or obsolete, the products or services that we or our collaborators are seeking to develop and commercialize. Moreover, these competitors may obtain patent protection or other intellectual property rights that would limit our rights or the ability of our collaborators to develop or commercialize pharmaceutical products or services.

Our intellectual property protection may be inadequate to protect our proprietary rights.

        Our success will depend, in part, on our ability to obtain commercially valuable patent claims and protect our intellectual property. Our patent position involves complex legal and factual questions, and legal standards relating to the validity and scope of claims in our technology field are still evolving. Therefore, the degree of future protection for our proprietary rights is uncertain.

        The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

        . the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

        . the claims of any patents which are issued may be limited from those in our patent applications and

        .       may not provide meaningful protection;

        . we may not be able to develop additional proprietary technologies that are patentable;

        . the patents licensed or issued to us or our customers may not provide a competitive advantage;

        . other companies may challenge patents licensed or issued to us or our customers;

        . patents issued to other companies may harm our ability to do business;

        . other companies may independently develop similar or alternative technologies or duplicate our technologies; and

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        .       other companies may design around technologies we have licensed or developed.

        We may apply for patent protection for compositions and methods relating to gene expression and disease-specific patterns of gene expression that we identify and individual disease genes and targets that we discover. These patent applications may include claims relating to novel genes, gene fragments, single nucleotide polymorphisms (SNPs) or encoded protein and to novel uses for known genes, gene fragments, SNPs or proteins identified from the use of our genomic information and our databases.

        We may not be able to obtain meaningful patent protection for our discoveries. Even if patents are issued, their scope of coverage or protection is uncertain. For example, we or our collaborators have filed patent applications with respect to a number of full length genes and corresponding proteins and partial genes of H. pylori, of M. leprae and several other organisms. These applications seek to protect these full-length and partial gene sequences and corresponding proteins, as well as equivalent sequences and products and uses derived from these sequences and proteins. Some court decisions and US Patent and Trademark Office guidelines indicate that disclosure of a partial sequence may not be sufficient to support the patentability of a full-length sequence.

        In addition, we are aware that some companies have published patent applications relating to nucleic acids encoding several H. pylori proteins and, in other disease programs, relating to genes for which we have found mutations of interest. If these companies are issued patents, their patents may limit our ability and the ability of our collaborators to practice under any patents that may be issued to our collaborators or us. Because of this, we or our collaborators may not be able to obtain patents with respect to the genes of infectious agents such as H. pylori, or the value of certain other patents issued to us or our collaborators may be limited. Also, even if a patent were issued to us, the scope of coverage or protection afforded to such patent may be limited.

Our proprietary position may depend on our ability to protect trade secrets.

        We rely on trade secret protection for our confidential and proprietary information and procedures, including procedures related to sequencing genes and to searching and identifying important regions of genetic information. We currently protect such information and procedures as trade secrets. We protect our trade secrets through recognized practices, including access control, confidentiality agreements with employees, consultants, collaborators, and customers, and other security measures. These confidentiality agreements may be breached, however, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competition.

We may infringe the intellectual property rights of third parties and may become involved in expensive intellectual property litigation.

        The intellectual property rights of biotechnology companies, including our company, are generally uncertain and involve complex legal, scientific and factual

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questions. Our success in the functional genomic field may depend, in part, on our ability to operate without infringing on the intellectual property rights of others and to prevent others from infringing on our intellectual property rights.

        There has been substantial litigation regarding patents and other intellectual property rights in the genomic industry. We may become party to patent litigation or proceedings at the U.S. Patent and Trademark Office or a foreign patent office to determine our patent rights with respect to third parties which may include subscribers to our database information services. Interference proceedings in the U.S. Patent and Trademark Office or opposition proceedings in a foreign patent office may be necessary to establish which party was the first to discover such intellectual property. We may become involved in patent litigation against third parties to enforce our patent rights, to invalidate patents held by such third parties, or to defend against such claims. The cost to us of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. If an infringement litigation against us is resolved unfavorably, we may be enjoined from manufacturing or selling certain of our products or services without a license from a third party. We may not be able to obtain such a license on commercially acceptable terms, or at all.

We may not be able to obtain meaningful patent protection for discoveries under our government contracts.

        Under our government grants and contracts, the government has a statutory right to practice or have practiced any inventions developed under the government research contracts. In addition, under certain circumstances, such as inaction on the part of us or our licensees to achieve practical application of the invention or a need to alleviate public health or safety concerns not reasonably satisfied by us or our licensees, the government has the right to grant to other parties licenses to any inventions first reduced to practice under the government grants and contracts. If the government grants such a license to a third party, our patent position may be jeopardized. In addition, the government has ownership rights in the data, clones, genes and other material derived from the material furnished to us by the government, while we have ownership rights in other technology developed solely by us. We are also obligated under certain government grants to submit sequencing data and materials resulting from our research to public databases within 24 hours from the date such data and materials are developed. Our ability to obtain patent protection for our discoveries and inventions may be adversely affected by this publication.

International patent protection is uncertain.

        Patent law outside the United States is uncertain and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may participate in opposition proceedings to determine the validity of our or our competitors' foreign patents, which could result in substantial costs and diversion of our efforts. Finally, some of our patent protection in the United States is not available to us in foreign countries due to the laws of those countries.

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Our research and product development depends on access to tissue samples and other biological materials from individuals.

        To continue to build our database products, we will need access to normal and diseased human and other tissue samples, other biological materials and related clinical and other information, which may be in limited supply. We compete with many other companies for these materials and information. We may not be able to obtain or maintain access to these materials and information on acceptable terms. In addition, government regulation in the United States and foreign countries could result in restricted access to, or use of, human and other tissue samples. If we lose access to sufficient numbers or sources of tissue samples, or if tighter restrictions are imposed on our use of the information generated from tissue samples, our business may be harmed. Competition among genomics companies is also increasing for access to unique data from related individuals that we use to identify genes for specific human diseases.

Ethical, legal and social issues related to the use of genetic information and genetic testing may cause less demand for our products.

        Genetic testing has raised issues regarding confidentiality and the appropriate uses of the resulting information. For example, consumers have expressed concerns towards insurance carriers and employers using such tests to discriminate on the basis of such information, resulting in barriers to the acceptance of such tests. This could lead to governmental authorities calling for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to certain diseases, particularly those that have no known cure. Any of these scenarios could reduce the potential markets for our products.

We may not succeed in realizing any additional revenue from the PathoGenome Database.

        In 1997, we introduced the PathoGenome Database that consists of genetic information from more than thirty microbial organisms. In the past, our strategy for our database depended on entering into subscription agreements with pharmaceutical, biotechnology and other companies for the use of our database. Each of the agreements that we may have with our customers is for a specific term, and we anticipate that they may not be renewed upon expiration or may be renewed at a substantially lower price. If any agreements expire and are not renewed, our revenue would suffer.

Our sales cycle is lengthy and we may spend considerable resources on unsuccessful negotiation efforts or may not be able to complete deals on the schedule anticipated.

        Our ability to obtain new customers for genomic information products depends on our customers' belief that we can help accelerate their drug discovery efforts. Our negotiation cycle is typically lengthy because we need to educate potential customers and sell the benefits of our products and services to a variety of constituencies within companies. In addition, each agreement involves the negotiation of unique terms. We may expend substantial funds and management effort with no assurance that an

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agreement will result. Actual and proposed consolidations of pharmaceutical companies have affected and may in the future affect the timing and progress of our ability to conclude deals with collaborative partners.

We depend on key personnel in a highly competitive market for skilled personnel.

        We are highly dependent on the principal members of our senior management and key scientific and technical personnel. The loss of any of these personnel could have a material adverse effect on our ability to achieve our goals. Our future success is also dependent upon our ability to attract and retain additional qualified scientific, technical and managerial personnel. Our plan to expand our biopharmaceutical program will require us to hire a number of new personnel with expertise in the areas of clinical trials and sales and marketing. We experience intense competition for qualified personnel and may not be able to continue to attract and retain skilled personnel necessary for the development of our business.

Our activities involve hazardous materials and may subject us to environmental liability.

        Our research and development involve the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for damages or penalized with fines, and this liability could exceed our resources.

        We believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material additional capital expenditures for environmental control facilities in the near term. However, we may have to incur significant costs to comply with current or future environmental laws and regulations.

Multiple factors beyond our control may cause fluctuations in our operating results and may cause our business to suffer.

        Our revenues and results of operations may fluctuate significantly, depending on a variety of factors, including the following:

        . our success in concluding deals for, and changes in the demand for, our products;

        . variations in the timing of payments from partners and customers and the recognition of these payments as revenues;

        .       the terms we are able to negotiate in our deals;

        .       the progress of our pre-clinical and clinical trials;

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        .       the timing of our new product introductions, if any;

        . changes in the research and development budgets of our customers and potential customers;

        . the introduction of new products and services by our competitors;

        .       regulatory actions;

        . expenses related to, and the results of, litigation and other proceedings relating to intellectual property rights;

        .       the cost and timing of our adoption of new technologies;

        . the cost, quality and availability of cell and tissue samples, reagents and related components and technologies, including those supplied to us pursuant to contractual arrangements; and

        . the lengthy nature of our sales cycle for concluding alliances and other deals.

        We will not be able to control many of these factors. In addition, if our revenues in a particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our business to suffer. We believe that period-to-period comparisons of our financial results will not necessarily be meaningful. You should not rely on these comparisons as an indication of our future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, our stock price may fall, possibly by a significant amount.

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